SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)1

                                 AUTOINFO, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    052777109
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   May 7, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                             Exhibit Index on Page 7

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 052777109               13D         Page 2 of 9 Pages
-------------------------                     ----------------------------------


================================================================================

     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      STEEL PARTNERS II, L.P.
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       PF
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       DELAWARE
-------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              1,133,500
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            -------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          -0-
            -------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          1,133,500
            -------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          -0-
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       1,133,500
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               / /
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       14.1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
===============================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 052777109               13D         Page 3 of 9 Pages
-------------------------                     ----------------------------------


===============================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    WARREN G. LICHTENSTEIN
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) / /
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
-------------------------------------------------------------------------------
 NUMBER OF           7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                        1,133,600
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            -------------------------------------------------------------------
                     8          SHARED VOTING POWER

                                         -0-
            -------------------------------------------------------------------
                     9          SOLE DISPOSITIVE POWER

                                    1,133,600
            -------------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                      1,133,600
-------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                               / /
-------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      14.1%
-------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                      IN
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 052777109             13D         Page 4 of 9 Pages
-----------------------                     ------------------------------------




                  This  constitutes  Amendment No. 7 ("Amendment  No. 7") to the
Schedule 13D filed by the undersigned on February 17, 1995, as amended (the "Schedule 13D"). This Amendment No. 7 amends or supplements the Schedule 13D as specifically set forth.

Item 2 is amended to read in its entirety as follows:

Item 2.           Identity and Background.
                  ------------------------

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II") and Warren G.
Lichtenstein.

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC") is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

                  (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in securities of microcap companies.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Lichtenstein is a citizen of the United States of America.

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CUSIP No. 052777109             13D         Page 5 of 9 Pages
-----------------------                     ------------------------------------

Item 3 is amended to read in its entirety as follows:

Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

                  The aggregate purchase price of the 1,133,500 Shares owned by Steel Partners II is $3,927,907. The Shares owned by Steel Partners II were acquired with partnership funds.

                  The aggregate purchase price for the 100 Shares owned by Warren Lichtenstein is $363.00. The Shares owned by Mr. Lichtenstein were acquired with his personal funds.

Item 4 is supplemented to read as follows:

Item 4.           Purpose of Transaction.
                  -----------------------

                  On May 7, 1997, Warren Lichtenstein, on behalf of Steel Partners II, sent the letter attached hereto as Exhibit F to Andrew Gaspar, Chairman of the Board of Directors of the Issuer.

                  Items 5(a), (b) and (d) are amended to read in their entirety as follows:

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,018,752 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Form 10-K for the twelve months ended December 31, 1996. As of the close of business on May 9, Steel Partners II beneficially owns 1,133,500 Shares of Common Stock, constituting approximately 14.1% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,133,600 Shares, representing approximately 14.1% of the Shares outstanding, by virtue of his authority to vote and dispose of the 1,133,500 Shares owned by Steel Partners II.

                  (b) By virtue of his position with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the Shares reported in the Schedule 13D.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such Shares of Common Stock.

                  Item 7 is supplemented to read as follows:

Item 7.           Material to be filed as Exhibits.
                  ---------------------------------

         Exhibit F -      Letter from Warren Lichtenstein to Andrew
                          Gaspar, Chairman of the Board of Directors of the Issuer, dated May 6, 1997.

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CUSIP No. 052777109               13D         Page 6 of 9 Pages
-------------------------                     ----------------------------------




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 1997


                               STEEL PARTNERS II, L.P.,

                               By:      STEEL PARTNERS, L.L.C.,
                                        general partner


                               By: /s/ Warren G. Lichtenstein
                                   ------------------------------
                                        Warren G. Lichtenstein,
                                        Chief Executive Officer



                               /s/ Warren G. Lichtenstein
                               ----------------------------------
                                        Warren G. Lichtenstein

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CUSIP No. 052777109               13D         Page 7 of 9 Pages
-------------------------                     ----------------------------------




                                  EXHIBIT INDEX
                                  -------------



                                                                            Page
                                                                            ----

      Exhibit
      -------

         A Form of Agreement of Limited Partnership, of Steel Partners II, L.P. (previously filed).

         B            Joint Filing Agreement among Steel,
                      Warren G. Lichtenstein, Lawrence Butler
                      and Jack L. Howard. (previously filed).

         C            Letter from counsel to AutoInfo
                      Stockholders Committee to counsel to the Company dated May 1, 1995. (previously filed).

         D            Press Release dated June 27, 1995.
                      (previously filed).

         E            Letter from Warren Lichtenstein to the
                      Board of Directors of the Issuer, dated
                      September 16, 1996.

         F            Letter from Warren Lichtenstein to Andrew           8
                      Gaspar, Chairman of the Board of
                      Directors of the Issuer, dated May 6, 1997.